MMC Norilsk Nickel

RECEIVED

2006 AUG 14 P 1:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

06015967

07.08.2006

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

082-04270

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated August 2, 2006: The Company's employees entrust their pension accruals to Norilsk Nickel pension fund

2. Statement of material fact dated July 31, 2006: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the Issuer's net income (loss)

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

8/14

NORILSK NICKEL

02.08.2006

The Company's employees entrust their pension accruals to Norilsk Nickel pension fund

Nongovernmental pension fund Norilsk Nickel is vigorously developing corporate retirement programs of Norilsk Nickel Group alongside with supplementary pension plans and compulsory pension insurance. Labour pensions of over 75 thousand MMC Norilsk Nickel employees now have a funded component. Till the end of 2006 more than a half of these employees are expected to join their colleagues who have already entrusted their pension accruals to NPF Norilsk Nickel.

Mikhail Prokhorov, General Director of MMC Norilsk Nickel, has signed an agreement under which the funded part of his labour pension is to be transferred to the Fund.

«More and more employees from Norilsk Nickel Group and other industries render confidence to the Fund. This shows that our people are paying more attention to their future, and it's a good sign», states Sergey Kabalkin , President of NPF Norilsk Nickel.

Information on NPF Norilsk Nickel

NPF Norilsk Nickel is a multifunctional fund offering compulsory pension insurance services and nongovernmental pension programs to individuals and enterprises. Providing services to its clients, the Fund relies on 12 years of market experience and on the use of innovative technology. The number of NPF participants exceeds 85 thousand people including about 4 thousand people currently receiving nongovernmental pensions.

RECEIVED
2006 AUG 14 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

STATEMENT OF MATERIAL FACT: INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE ISSUER'S NET INCOME (LOSS)

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "*
1.9. Code(s) of material fact (s)	*0340155F31072006*

2. Subject matter of the information
2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's net income (loss): ***the increase of net income in 2Q2006 as compared to 1Q2006 results from the following fact: expenses related to the redemption of shares purchased and bought back from the shareholders in accordance with the resolution of MMC Norilsk Nickel EGM of February 17, 2006 were recognized as a part of 1Q2006 operating expenses;***
2.2. Date of the fact(s) resulting in nonrecurrent increase (decrease) of more than 10% in the Issuer's net income (loss): ***July 31, 2006.***
2.3 The Issuer's net income (loss) for the reporting period (quarter, year) preceding the reporting period when the fact(s) occurred: - ***RUB 22,634,411 thousand.***
2.4. The Issuer's net income (loss) for the reporting period when the fact(s) occurred: ***RUB 25,129,392 thousand.***
2.5. Change in the Issuer's net income (loss): ***RUB 47,76, 803 thousand;***
Representative of MMC Norilsk Nickel ***Usanov D.A.*** ***(Power of Attorney No. ГМК-115/99-нм of 25.01.2006)***
Chief Accountant ***Lisitsina L.V.***
July 31, 2006